UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Appointment of Board Chairman

On August 17, 2022, the Board of Directors (the “Board”) of SAI.TECH Global Corporation (the “Company”) appointed Risheng Li as the Chairman of the Board, effective on August 17, 2022.

Resignation of Director

On August 17, 2022, Jianwei Li, resigned from the Board. Mr. Li indicated that his departure from the Board was not the result of any disagreement with management or the Board, but was in order to more fully pursue other commitments.

Appointment of Director

On August 17, 2022, the Board appointed Hao Ge as a new member of the Board, with such appointment to be effective immediately. Hao Ge has not been named to any committee of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 17, 2022	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

2